Exhibit 99.1

I-Mab Signs Agreement

to Divest its Assets and Business Operations in China

•	Agreement marks an important milestone to advance the Company’s intent to become a U.S.-based biotech

•	Agreement provides for a strategic focus in advancing I-Mab’s potential of differentiated oncology clinical assets and builds shareholder value by streamlining the operating model, reducing operational costs, and mitigating potential associated risks

•	The Company retains cash in hand, ex-China rights of all clinical stage assets led by givastomig (CLDN18.2/4-1BB), uliledlimab (CD73), and TJ-L14B (PD-L1/4-1BB), and remain listed on NASDAQ

ROCKVILLE, MD, February 7, 2024 – I-Mab (the “Company”) (NASDAQ: IMAB), a global biotech company exclusively focused on bringing highly differentiated immunotherapies and biologics for cancer treatment to patients around the world, today announced that as part of its strategy to become a U.S.-based biotech, its Chinese subsidiaries have entered into definitive agreements with I-Mab Biopharma (Hangzhou) Co., Ltd. (the “Hangzhou Company”), an unconsolidated affiliate of the Company, and a group of China-based investors to divest the Company’s assets and business operations in China.

“This agreement to divest our operations in China marks an important milestone for I-Mab in bringing a greater focus on the U.S. and ex-China markets,” said Raj Kannan, Director and Chief Executive Officer of I-Mab. “Importantly, we believe that this transaction allows us to reduce significant operational costs and enables us to reallocate our capital on current key priorities and new potential opportunities in further strengthening our portfolio while maintaining a strong balance sheet.”

Pursuant to the definitive agreements, the Company will transfer 100% of the outstanding equity interest in I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”), a wholly owned subsidiary of the Company that operates the Company’s business in China, on a cash-free and debt-free basis, to the Hangzhou Company for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the Hangzhou Company group’s achievement of certain future regulatory and sales-based milestone events. The Company also retains a right of first negotiation outside of Greater China related to three future investigational new drug candidates.

The definitive agreements also provide that the Company’s wholly owned subsidiary, I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”), will transfer the equity interests it holds in the Hangzhou Company to certain participating shareholders of the Hangzhou Company in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. The total amount of potential repurchase obligations owed by I-Mab Hong Kong and the Company to the non-participating shareholders of the

Hangzhou Company upon the closing of the transaction is expected to range from US$30 million to US$35 million, an amount that includes actual or potential claims in legal proceedings by the non-participating shareholders against I-Mab Hong Kong and the Company in connection with the aforementioned transaction.

The Special Committee to the Board of Directors (the “Board”) of the Company, consisting of Mr. Conor Chia-hung Yang, Dr. Ruyi He, and Mr. Shuai Chen, each of whom is an independent and disinterested director of the Board, led the evaluation and negotiation of the transaction on behalf of the Company. Kroll, LLC served as an independent financial advisor to the special committee and issued a fairness opinion. The Board, acting upon the unanimous recommendation of the special committee, resolved that the proposed transaction is in the best interest of I-Mab and is fair from a financial point of view to the Company and approved the transaction. The transaction is subject to closing conditions and is expected to close by the end of March 2024.

Once the transaction is completed, the Hangzhou Company will acquire I-Mab drug assets in China, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab, givastomig, and lemzoparlimab; bear all future development costs of these assets; and be responsible for the operations of the research & development (R&D) center of I-Mab Shanghai and the manufacturing facility of the Hangzhou Company.

Concurrent with the entry into definitive agreements and to support the ongoing strategic partnership, the Company participated in the Series C fundraising of the Hangzhou Company for an equity interest subscription of US$19 million in cash. Immediately after the closing of the transaction, the Company will directly and through I-Mab Hong Kong own a total of less than 10% of the Hangzhou Company’s registered capital.

To further its transition to a U.S.-based biotech company, I-Mab announced certain management and personnel changes. Pamela Klein, M.D., has accepted the appointment as the Interim Chairperson of the Company, as Jingwu Zang, M.D., Ph.D., steps down from the Board, effective February 10, 2024, to lead the Hangzhou Company. Andrew Zhu, M.D., Ph.D., will step down from the Board and resign from his executive position with the Company, effective February 10, 2024. Furthermore, Mr. Joseph Skelton has been appointed by the Board to serve as the Company's Chief Financial Officer, effective February 5, 2024, succeeding Mr. Richard Yeh, who resigned from the Board and his executive positions with the Company. Mr. Skelton brings nearly ten years of experience in investment banking and has advised on transactions with an aggregate transaction value of more than US$20 billion. Mr. Skelton most recently served as a Senior Vice President at Truist Securities, covering the biopharma sector, and previously held roles at Cantor Fitzgerald and Amneal Pharmaceuticals, Inc.

“I want to express my gratitude to Dr. Zang for his unwavering commitment to I-Mab and wish him the greatest of success as he transitions to leading the Hangzhou Company. I also want to take the opportunity to thank Dr. Zhu for his leadership in advancing our pipeline assets and to Mr. Yeh for his contributions and service,” Mr. Kannan continued. “I’m pleased to welcome Mr. Skelton and look forward to partnering with him in realizing the potential of our Company to bring innovative medicines to the patients we serve.”

Dr. Klein’s appointment as Interim Chairperson of the Board advances I-Mab’s plan of becoming a U.S.-based biotech. “I am delighted with the opportunity to lead the Board as I-Mab continues to progress on its strategic plan. My deep appreciation goes to Dr. Zang, Dr. Zhu, and Mr. Yeh for their dedicated service on the board,” Dr. Klein commented.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based global pharmaceutical company exclusively focused on the discovery, development, and potential commercialization of highly differentiated immunotherapies and biologics for the treatment of cancer. I-Mab has established operations in the U.S. in Rockville, Maryland, and in San Diego, California. For more information, please visit http://www.i-mabbiopharma.com and follow us on LinkedIn, X, and WeChat.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on I-Mab’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

For more information, please contact:

I-Mab Contacts

Tyler Ehler	Gigi Feng

Senior Director, Investor Relations	Chief Communications Officer

IR@i-mabbiopharma.com	PR@i-mabbiopharma.com

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